January 14, 2008

Corporate Advisory Services
 agent for service for
China Northern Medical Device, Inc.
251 Jeanell Dr., Suite 3
Carson City, NV 89703

> **Re: China Northern Medical Device, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed January 4, 2008**
> **File No. 333-144243**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 37

1.   We note your response to comment 8. Because it appears the failure to make timely payments on demand will result in interest charges, please disclose the rates applicable to the outstanding loan amount, as identified in Items 8 and 10 of exhibit 10.3.

Part II

Exhibits

2.   We note your response to comment 9. Please tell us where in your exhibit list you have identified the loan agreement filed with the previous amendment to this registration statement. It appears your current list of exhibits includes only the modified loan agreement dated September 7, 2007 filed with this amendment and

the loan agreement dated June 27, 2007. Also, explain your reference to "***" with respect to the location of counsel's opinion and consent.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Cletha A. Walstrand, Esq.